File Pursuant to Rule 433

Registration No. 333-221291

June 25, 2018

Dominion Energy Publicly Launches New Debt Program

RICHMOND, Va. – Dominion Energy, Inc. (NYSE: D), today announced the public launch of a new financing program, Dominion Energy Reliability Investment, allowing qualified investors the opportunity to invest directly in new debt that will be issued by the company.

Dominion Energy Reliability Investment will pay a floating rate of interest competitive with other short-term cash investments. These rates will be determined on a weekly basis.

Under the program, Dominion Energy will use the net proceeds of the sale of the notes to finance capital expenditures and future acquisitions and to retire or redeem debt securities issued by the company and for other general corporate purposes, which may include the repayment of short-term debt.

All investors must have a minimum balance of at least $1,000, and a qualified individual’s total investment balance at any time may not exceed $1.25 million. There are no maintenance fees for investing in the notes program or charges for redemption checks.

The notes are debt of Dominion Energy and are not the equivalent of a deposit or other bank account nor a money market fund; they are not insured by the FDIC or subject to the requirements of the Investment Company Act regarding diversification and quality of investments in money market funds.

Potential investors may request a copy of the Dominion Energy Reliability Investment prospectus by downloading it at www.dominionenergy.com/DERI; by calling, toll-free, (866) 876-0001; or by writing Dominion Energy Reliability Investment, P.O. Box 75713, Chicago, Illinois 60675-5713.

Nearly 6 million customers in 19 states energize their homes and businesses with electricity or natural gas from Dominion Energy. The company is committed to sustainable, reliable, affordable and safe energy and is one of the nation’s largest producers and transporters of energy with over $75 billion of assets providing electric generation, transmission and distribution, as well as natural gas storage, transmission, distribution and import/export services. As one of the nation’s leading solar operators, the company intends to reduce its carbon intensity 50 percent by 2030. Headquartered in Richmond, Va., Dominion Energy contributes more than $20 million annually to the communities it serves and actively supports veterans and their families. Please visit www.DominionEnergy.com, Facebook or Twitter to learn more.

Dominion Energy, Inc., has filed a registration statement with the United States Securities and Exchange Commission (SEC) for the offering to which this news release relates and the registration statement has become effective. The prospectus relating to Dominion Energy Reliability Investment is also on file with the SEC. Before investing, potential investors should read the current prospectus, as well as the other documents that Dominion Energy has filed with the SEC, for more complete information about Dominion Energy and this offering. You may obtain these documents for free by visiting the SEC’s website at www.sec.gov or by downloading them at www.dominionenergy.com/DERI. You may also obtain these documents by calling, toll-free, (866) 876-0001; or by writing Dominion Energy Reliability Investment, P.O. Box 75713, Chicago, Illinois 60675-5713.

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CONTACTS:	Media: Ryan Frazier, (804) 819-2521 or C.Ryan.Frazier@dominionenergy.com
Financial analysts: Steven Ridge, (804) 929-6865 or Steven.D.Ridge@dominionenergy.com